Exhibit 3.19
CERTIFICATE OF LIMITED PARTNERSHIP
SCHENCK COMMUNICATIONS LIMITED PARTNERSHIP
ARTICLE I – NAME
The name of the limited partnership is Schenck Communications Limited Partnership.
ARTICLE II – PURPOSE
The limited partnership is organized for the purposes of (optional): intentionally left blank.
ARTICLE III — REGISTERED AGENT
The name of the registered agent is C T Corporation System. The physical street address of the registered agent’s office is 801 West Tenth Street, Suite 300, Juneau, Alaska 99801.
ARTICLE IV – GENERAL PARTNERS
The names and addresses of each partner:
Can-Am Communications, Inc.
Wachovia Center
Suite 500
4440 PGA Boulevard
Palm Beach Gardens, FL 33410
ARTICLE V – TERM
The term of the limited partnership shall continue indefinitely, unless sooner terminated as provided under the terms of the partnership agreement.